# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forrester Research, Inc., CIK 0001023313
CUSIP: 346563109
Title of class of securities: Common Stock, $.01 Par Value
Address of issuer's principal executive offices: 60 Acorn Park Drive, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-017630
Filed by CIK 0001350290

## Reporting persons
- Portolan Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,541,276; shared voting power 0; sole dispositive power 1,541,276; shared dispositive power 0; aggregate amount beneficially owned 1,541,276 (7.94% of the class)
- George McCabe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,541,276; shared voting power 0; sole dispositive power 1,541,276; shared dispositive power 0; aggregate amount beneficially owned 1,541,276 (7.94% of the class)

## Item 1. Issuer
Name of issuer: Forrester Research, Inc.
Address of issuer's principal executive offices: 60 Acorn Park Drive, Cambridge, MA 02140

## Item 2. Person Filing
Name of person filing: This statement is being filed with respect to the shares Common Stock of the Issuer beneficially owned (1) directly by Portolan Capital Management, LLC, a registered investment adviser, in its capacity as investment manager for various clients, and (2) indirectly by George McCabe, the Manager of Portolan Capital Management, LLC. Portolan Capital Management, LLC and Mr. McCabe are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 2 International Place, FL 26, Boston, MA 02110.
Citizenship:
Portolan Capital Management, LLC - DE

Mr. McCabe - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Forrester Research, Inc. No one person's interest in the Common Stock of Forrester Research, Inc. is more than five percent of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Portolan Capital Management, LLC: George McCabe, George McCabe/Manager (05/15/2026)
- George McCabe: George McCabe, George McCabe (05/15/2026)